EXHIBIT 3



[Bayer Letterhead]

Publication Schedule March `02

Full Year 2001 Results - Publication Schedule

March 7

approx. 1.00 p.m. CET Dividend Proposal

Outcome of the Supervisory Board Meeting

Please note that we will not publish financial data at this time, i.e. only the dividend proposal will be published.

March 13

8:00 a.m. CET Full Year Statements

News Release

Annual Report available on the Internet at www.investor.bayer.com

Please note that additional information for the 7 reporting segments (Pharmaceuticals & Biological Products, Diagnostics & Consumer Care, Animal Health, Crop Protection, Polyurethanes & Coatings, Plastics & Rubber, Chemicals) in current 20-F format will be included in the Annual Report.

Our Form 20-F is expected to be published during April 10:00 a.m. Financial News Conference Live broadcast via the Internet

German: http://www.live.bayer.de

English: http://www.live.bayer.com

March 15

11:00 a.m. - 3.00 p.m. Investor Conference, BayKomm, Leverkusen

Presentations by Werner Wenning and Dr. Frank Morich (Health Care) and discussion forum during lunch with representatives from business groups.

Live broadcast via the Internet at www.investor.bayer.com

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The webcasts will be available in Windows Media Player and Realplayer format.

Please use our Live Channel Help page at www.investor.bayer.com - Events - Live Channel to check the configuration of your system.

Leverkusen, February 27, 2002


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[Bayer Letterhead]

Agenda

BAYER SPRING 2002 INVESTOR CONFERENCE

Bayer Group cordially invites you to its upcoming Investor Conference:

Date: March 15, 2002

Time: 11:00 a.m. until 15:00 p.m.

Place: Bayer Communication Center (BayKomm) in Leverkusen

The agenda for the conference is as follows:

1) 2001 Results and Strategic Outlook

Werner Wenning, CFO and Member of the Board

2) Presentation on Health Care Segment

Dr. Frank Morich, Member of the Board

3) Discussion-Forum at Lunch with Representatives from Business Groups

We request the courtesy of a written response by March 8, 2002. Please direct your response to Marion Hildebrandt, FI Corporate Investor Relations, Bayer AG, 51368 Leverkusen, Germany (Fax-No.: +49(0)214-30 66247 or E-mail:

marion.hildebrandt.mh@bayer-ag.de).

BayKomm is easily accessible by taxi from the airports and train stations in Dusseldorf and Cologne.

We hope you will be able to join us for the upcoming Investor Conference.

If you are unable to attend our conference, you are invited to follow a live transmission via Internet, which will start on March 15, at 11:00 a.m. (CET) at www.investor.bayer.com. The video file will also be available on demand after the conference.

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Sincerely,

Bayer Investor Relations Team